UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road,
Kowloon Bay, Kowloon, Hong Kong
(+852) 2780 7733

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(1) Departure of Wai King (Vincent) Or as Executive Director

On July 19, 2024, Mr. Wai King (Vincent) Or, informed the Company of his resignation as an executive director of the Company. The Company and Mr. Or agreed that the resignation would be effective July 22, 2024. Mr. Or’s resignation is not due to any disagreement with the Company, the Company’s management or the Board on any matter relating to the Company’s operations, policies, or practices (financial or otherwise), Mr. Or informed the Company that he is leaving the Board of Directors to pursue other commitments.

(2) Appointment of Ho Wai (Howard) Tang as Executive Officer.

On July 19, 2024, the Board approved the appointment of Mr. Ho Wai (Howard) Tang as an executive director of the Company, effective July 22, 2024.

Mr. Tang does not have a family relationship with any director or executive officer of the Company. He was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biography for Mr. Tang is set forth below:

Mr. Ho Wai (Howard) Tang, aged 55, is the nominee of our executive director, chairman of the board of directors and our Chief Executive Officer. He has over 30 years of experience in the financial service industry. In his capacity as sponsor and financial advisor, Mr. Tang has assisted more than 50 companies to list in Hong Kong since 1998. He has been one of the ultimate beneficial shareholders of OPS HK since 2019. Since 2006, Mr. Tang has been the president of Ample Capital Limited, a corporate finance advisory firm licensed under the Securities and Futures Commission, Hong Kong (“SFC”). From 2000 to 2006, Mr. Tang was the Director of Investment Banking for CSC Asia Limited, a corporate finance advisory firm licensed under the SFC, an HK subsidiary of then one of the top five largest securities firms in Taiwan. In 2002, he was the Associate Director of the Corporate Finance Division of New Japan Securities International (H.K.) Ltd, a corporate finance advisory firm licensed under the SFC, HK subsidiary of then one of the four largest securities firms in Japan. Mr. Tang also holds the license granted by SFC to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. Mr. Tang graduated from Chinese University of Hong Kong with a Bachelor's degree in Business Administration.

In connection with Mr. Tang’s appointment as an executive director, the Company and Mr. Tang entered into an agreement and agreed to receive annual compensation of $60,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 23, 2024	By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title	Executive Director

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